Exhibit 99.1

Press Release	Media Contact
Matthias Link
T +49 6172 609-2872
matthias.link@fresenius.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

April 21, 2018

Fresenius Medical Care optimizes its U.S. Care Coordination portfolio and sells Sound Inpatient Physicians Holdings for $2.15 billion

Fresenius Medical Care, the world’s largest provider of dialysis products and services, today announced an important strategic step to sharpen its U.S. Care Coordination profile with the signing of a definitive agreement to divest its controlling interest in Sound Inpatient Physicians Holdings, LLC (Sound) to an investment consortium led by Summit Partners (Summit), for total transaction proceeds of $2.15 billion (EUR 1.76 billion1). Sound is a physician organization providing services across the acute episode of care — through emergency medicine, critical care, hospital medicine, transitional care and advisory services (www.soundphysicians.com).

To gain a deeper understanding and expertise on the highly efficient coordination of patients while improving the quality outcomes and reducing total cost to the health care system at the same time, Fresenius Medical Care invested to become majority shareholder in Sound in 2014. In the same year, Sound expanded its footprint with the acquisition of Cogent Healthcare, Inc. Due to the participation in the major value-based program BPCI (Bundled Payments for Care Improvement) focusing on improving quality while lowering costs, Fresenius Medical Care was able to learn and significantly broaden its experience in value-based care programs in the U.S.

1  EUR/USD 1.22

In 2017, Sound generated revenues of around EUR 1.25 billion and EBIT of around EUR 90 million with 3,500 employees.

“In the previous years we have gained insight and successfully applied the knowledge on efficient patient coordination and on value-based programs in our unit called Fresenius Health Partners where we run the ESCOs, our own Medicare Advantage plan and various sub-capitated arrangements. This was an important milestone in the execution of our Care Coordination strategy,” said Rice Powell, Chief Executive Officer of Fresenius Medical Care. “As we are now very well positioned in the U.S. to ensure high quality outcomes for our dialysis patients in a health care system that is moving towards value-based care, we are enabled to divest Sound and release the invested capital for further focused growth investments to add value for our shareholders.”

“The acquisition by Summit provides Sound with the opportunity to expand its existing service lines in a rapidly changing market and tap into new areas. This is a great chance for Sound’s employees to be part of this next development step,” said Bill Valle, Chief Executive Officer of Fresenius Medical Care North America.

The divestment is expected to generate a pre-tax book gain for Fresenius Medical Care of approximately EUR 800 million2,3. Closing of the transaction is subject to regulatory approvals and anticipated late in 2018.

The financial targets for 2018 and 2020 do not include the effects of this divesture or the planned acquisition of NxStage Medical, Inc.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3.2 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,752 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 320,960 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

2  EUR/USD 1.22

3  Based on the company’s latest available valuation of the North American business segment